

Mail Stop 3561

February 2, 2016

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated January 15, 2016**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your January 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Gross Profit, page 24

1. We note your response to comment 1. Refer to your proposed Machine Clothing disclosure where you state gross profit was impacted by, "a $1.7 million decrease in cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs." Please quantify for us each of the significant underlying components that net to the $1.7 million decrease in cost of goods

sold you reference. In addition, tell us what comprised "other manufacturing costs." Lastly, where a material change is attributed to two or more factors, including any offsetting factors, please consider quantifying, where practicable and material, the contribution of each identified factor.   In this regard, we believe that quantifying offsetting factors that are driving an overall change provides investors with greater transparency. Refer to Instruction 4 to Item 303(a) of Regulation S-K, Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products